SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2

to

SCHEDULE TO

(Rule 13e-4)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

NeoMagic Corporation

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, no par value

(Title of Class of Securities)

640497103

(CUSIP Number of Class of Securities’ Underlying Common Stock)

Stephen T. Lanza

Chief Financial Officer

NeoMagic Corporation

3250 Jay Street

Santa Clara, California 95054

(408) 988-7020

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

Michael J. Danaher, Esq.

Wilson Sonsini Goodrich & Rosati,

Professional Corporation

650 Page Mill Road

Palo Alto, California 94304-1050

(650) 493-9300

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$4,988,823.30	$458.97 (1)

*            Calculated solely for purposes of determining the filing fee.  This amount assumes that options to purchase 1,283,000 shares of common stock of NeoMagic Corporation having an aggregate value of $4,988,823.30 as of February 14, 2003 will be exchanged or cancelled pursuant to this offer.  The aggregate value of such options was calculated based on the Black-Scholes option pricing model.  The amount of the filing fee, calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $92.00 for each $1,000,000 of the value of the transaction.

☐       Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

(1)     Previously paid.

Amount Previously Paid:	Not applicable.
Form or Registration No.:	Not applicable.
Filing party:	Not applicable.
Date filed:	Not applicable.

☐       Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐       third party tender offer subject to Rule 14d-1.

☒       issuer tender offer subject to Rule 13e-4.

☐       going-private transaction subject to Rule 13e-3.

☐       amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

Introductory Statement.

This Amendment No. 2 to the Tender Offer Statement on Schedule TO filed by NeoMagic Corporation, a Delaware corporation (“NeoMagic” or the “Company”), with the Securities and Exchange Commission on February 14, 2003, as amended on February 26, 2003, is the final amendment relating to an offer to exchange (the “Exchange Offer”) certain outstanding eligible options to purchase shares of the Company’s common stock, upon the terms and conditions set forth in (i) the Offer to Exchange, dated February 14, 2003; (ii) the related letter from Stephen T. Lanza, dated February 14, 2003; (iii) the Election Form; and (iv) the Withdrawal Form.  This Amendment No. 2 reports the results of the Exchange Offer.

Item 4.  Terms of the Transaction.

Item 4 of the Schedule TO is hereby amended and supplemented to add the following:

The Exchange Offer, including all withdrawal rights, expired at 9:00 p.m., Pacific Time, on March 14, 2003.  A total of 30 eligible optionees participated in the Exchange Offer.  The Company has accepted for cancellation options to purchase an aggregate of 993,812 shares of its common stock granted under its 1993 Stock Plan and options to purchase an aggregate of 282,500 shares of its common stock granted under its 1998 Nonstatutory Stock Option Plan.  Subject to the terms and conditions of the Exchange Offer, the Company will grant new options to purchase an aggregate of 1,276,312 shares of its common stock on or after September 18, 2003 in exchange for the options tendered and accepted pursuant to the Exchange Offer.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 to Schedule TO is true, complete and correct.

NeoMagic Corporation
/s/ STEPHEN T. LANZA
Stephen T. Lanza
Senior Vice President, Operations and Business
Development and Chief Financial Officer

Date:  May 5, 2003